UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 17, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	17 August 2017

Location	Melbourne, Australia

Release Number	20/17

BHP approves investment to extend life of Spence copper mine

BHP today announced approval of capital expenditure of US$2.46 billion for the Spence Growth Option (SGO) at the Spence open-cut copper mine in northern Chile, which will extend the mine life by more than 50 years.

BHP Chief Executive Officer Andrew Mackenzie said the SGO project supports BHP’s strategy to deliver near-term, valuable copper production.

In the first 10 years of operation, incremental production from SGO will be approximately 185 ktpa of payable copper in concentrate and 4 ktpa of payable molybdenum, with first production expected in the 2021 financial year. The current copper cathode stream will continue until the 2025 financial year. The project will convert 1.3 Bt1 of Measured and Indicated Mineral Resources to hypogene sulphide Ore Reserves.

SGO was rigorously evaluated using BHP’s Capital Allocation Framework and, at mid-case consensus prices, has an expected internal rate of return of 16 per cent and an expected payback period of 4.5 years from first production.

Chief Executive Officer, Andrew Mackenzie, said that “Execution of the Spence Growth Option will create long-term value for shareholders in one of our preferred commodities. The project significantly extends the life of our Spence operation and unlocks the potential of the large, quality resource.”

“SGO has been extensively studied and we have made significant improvements to project cost and design so that it is able to compete in our portfolio of attractive development options.”

1 Hypogene Measured Resources of 520 Mt @ 0.47%TCu, 190 ppm Mo; Indicated Resources of 800 Mt @ 0.45%TCu, 130 ppm Mo. Reported for the year ended 30 June 2016 in the 2016 BHP Annual Report which can be found at www.bhp.com. The company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and, that all material assumptions and technical parameters underpinning the Mineral Resource estimates continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Person’s finding are presented have not been materially modified from the original market announcement.

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The SGO project will draw on experience developed in the construction of the Organic Growth Project 1 concentrator and desalination plant at Escondida, and create up to 5,000 jobs during the construction phase. The project includes the design, engineering and construction of a conventional large-scale sulphide concentrator for both copper and molybdenum with a 95 ktpd nominal ore throughput capacity.

In addition, SGO will require a new 1,000 litre per second desalination plant located at Mejillones Bay and a 154 km water pipeline from the plant to the Spence mine site. These will be built and operated by a third party under a Build, Own, Operate and Transfer contract, which has been separately awarded, with nominal, undiscounted value of lease payment obligations over the 20 year contract term totalling US$1.43 billion.

Further information on BHP can be found at: bhp.com

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Media Relations

Australia and Asia

Ben Pratt

Tel: +61 3 9609 3672 Mobile: +61 419 968 734

Email: Ben.Pratt@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

Email: Fiona.Hadley@bhpbilliton.com

Amanda Saunders

Tel: +61 3 9609 3985 Mobile: +61 417 487 973

Email: Amanda.Saunders@bhpbilliton.com

Kester Hubbard

Tel: +61 7 3227 5671 Mobile: +61 408 727 261

Email: Kester.Hubbard@bhpbilliton.com

United Kingdom and South Africa

Neil Burrows

Tel: +44 207 802 7484

Email: Neil.Burrows@bhpbilliton.com

North America

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Email: Bronwyn.Wilkinson@bhpbilliton.com

Investor Relations

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

Email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Email: Rob.Clifford@bhpbilliton.com

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Email: Elisa.Morniroli@bhpbilliton.com

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

Email: James.Wear@bhpbilliton.com

Cristian Coloma

Tel: +1 713 235 8902 Mobile: +1 346 234 8483

Email: Cristian.CA.Coloma@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 17, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary